UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 1-11176

GRUPO SIMEC, S.A.B. DE C.V.

(Translation of Registrant’s Name into English)

Av. Lázaro Cardenas 601

Colonia la Nogalera, Guadalajara, Jalisco

México 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

PRESS RELEASE

Contact: Mario Moreno Cortez

Grupo Simec, S.A.B. de C.V.

Calzada Lázaro Cárdenas 601

44440 Guadalajara, Jalisco, México

+52 55 1165 1025

Guadalajara, Jalisco, May 15, 2026

Grupo Simec, S.A.B. de C.V. (the “Company”) hereby informs that, notwithstanding the Notification of Late Filing on Form 12b-25 filed by the Company on May 1, 2026, the Company will not able to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”) with the U.S. Securities and Exchange Commission within the additional time afforded under Rule 12b-25 under the Securities Exchange Act of 1934. The delay is due to the finalization of certain administrative steps necessary to complete the submission of the Form 20-F. The Company anticipates filing the Form 20-F in the near term.

In the meantime, to access the Company’s results of operations as of and for the year ended December 31, 2025, please refer to the Company’s Form 6-K furnished to the Securities and Exchange Commission on May 1, 2026. To access the Company’s results of operations as of and for the first three months of 2026, please refer to the Company’s Form 6-K furnished to the Securities and Exchange Commission on May 1, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Mario Moreno Cortez
Name:	Mario Moreno Cortez
Title:	Coordinator of Finance

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